Access Midstream Partners, L.P.

525 Central Park Drive

Oklahoma City, OK 73118

February 12, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Thompson, Accounting Branch Chief

Re:	Access Midstream Partners, L.P.

Form 10-K for the year ended December 31, 2011

Filed February 29, 2012

Form 10-Q for the quarter ended September 30, 2012

Filed November 7, 2012

Form 8-K filed December 12, 2012

File No. 001-34831

Ladies and Gentlemen:

This letter sets forth the responses of Access Midstream Partners, L.P. (“we,” “us” or the “Partnership”) to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated January 31, 2013, with respect to the above-referenced Form 10-K, Form 10-Q and Form 8-K. We have repeated below the Staff’s comments in bold and followed each comment with the Partnership’s response.

Form 10-K for the year ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Liquidity and Capital Resources, page 67

Capital Requirements, page 70

1.	We note your response to comment 2 from our letter dated December 28, 2012. If you present a similar measure in future filings, please also disclose the specific key assumptions used in creating the projected adjusted EBITDA in a manner that provides a framework for analysis of the projection and demonstrates that there is a reasonable basis for projecting this specific level of adjusted EBITDA. This would generally involve a narrative explanation of the underlying reasons behind any projected variances in the dollar amount of the components of adjusted EBITDA for the forecasted period as compared to the most recent historical period, such as the underlying factors that are expected to contribute to the change in revenues or the change in expenses. Please refer to Item 10(b)(3) of Regulation S-K.

Securities and Exchange Commission

February 12, 2013

Response:

We note the Staff’s comment and will undertake to provide the requested disclosure regarding the specific key assumptions used in creating our projections whenever we provide forecasted amounts in our future filings.

Financial Statements and Supplementary Data, page 75

Note 2. Summary of Significant Accounting Policies, page 85

Equity Method Investments, page 87

2.	We note your response to comment 3 from our letter dated December 28, 2012. We understand that you are not responsible for the accounting by Appalachia Midstream or Chesapeake prior to your acquisition of Appalachia Midstream. However, you have filed financial statements for Appalachia Midstream in a Form 8-K on February 14, 2012 for which you are responsible. In those financial statements, Appalachia Midstream accounts for its 47 percent interest in these gas gathering systems under the proportionate consolidation method. You obtained an audit of those financial statements from PricewaterhouseCoopers (PwC), and PwC’s audit report as seen in that Form 8-K is addressed to you. Since PwC is also your auditor, you and PwC should have discussed how PwC was able to render an unqualified opinion on the financial statements of Appalachia Midstream along with any change in accounting that you made following your acquisition. Please explain how the proportionate consolidation accounting seen in your Form 8-K complies with ASC 810-10-45-14 and ASC 932-810-45-1, or tell us if you believe that accounting was in error.

Response:

Appalachia Midstream was originally formed by Chesapeake as a wholly-owned limited liability corporation to hold its approximate 47% joint ownership interest in10 gathering systems in the Marcellus Shale. The gathering systems were constructed pursuant to, and were governed by, joint development agreements between Chesapeake and other producers in the Marcellus Shale. Under the terms of the joint development agreements, each partner holds an undivided interest in oil and gas producing activities from the underlying properties, inclusive of the gathering systems, and is proportionately liable with respect to the obligations of such properties, inclusive of the gathering systems. The existence of the LLC structure to hold Chesapeake’s joint interests is irrelevant to the other producers that are party to the joint operating agreements and was instituted for Chesapeake-specific tax planning purposes.

Securities and Exchange Commission

February 12, 2013

Chesapeake’s accounting for Appalachia Midstream followed the proportionate consolidation method prescribed by ASC 932-810-45-1 as Chesapeake’s activities in the Marcellus Shale, and more specifically in the properties underlying the gathering systems held by Appalachia Midstream, involve the extraction of mineral resources. Per ASC 932-10-S99, oil and gas producing activities include the construction, drilling, and production activities necessary to retrieve oil and gas from their natural reservoirs, including the acquisition, construction, installation, and maintenance of field gathering and storage systems, such as: (1) lifting the oil and gas to the surface; and (2) Gathering, treating, and field processing (as in the case of processing gas to extract liquid hydrocarbons).

The financial statements of Appalachia Midstream were prepared for the purpose of complying with Securities and Exchange Commission rules and regulations, including but not limited to Regulation S-X, Article 3, General Instructions as to Financial Statements, and Staff Accounting Bulletin Topic 1-B, Allocation of Expenses and Related Disclosures in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity. As an entity under common control, Chesapeake applied proportionate consolidation on a “push down” or “carve out” basis as Chesapeake is engaged in oil and gas extraction activities.

We, as the acquirer of Appalachia Midstream, were not eligible for the scope exception provided by ASC 932-810-45-1 since we did not acquire the underlying mineral resources. Our activities do not involve the extraction of mineral resources but rather, are limited to the gathering, transportation and processing of such mineral resources.

Form 10-Q for the quarter ended September 30, 2012

Financial Statements, page 1

Note 4. Long-Term Debt, page 8

3.	We note your response to comment 6 from our letter dated December 28, 2012. Your response indicates that you qualify for the exceptions provided in Rule 3-10(b) and (f) of Regulation S-X to providing financial statements for the co-issuer and every guarantor. However, your disclosures do not indicate this because you disclose that each of these subsidiaries is wholly owned. Please note that “wholly owned” and “100% owned” have different definitions under Regulation S-X; see Rule 1-02(aa) and Rule 3-10(h)(1) of Regulation S-X. If true, please confirm our assumption that the co-issuer and each guarantor subsidiary are 100% owned, and revise your disclosure to state this.

Response:

We note the different definitions of “wholly owned” and “100 percent owned” under Rule 1-02(aa) and Rule 3-10(h)(1) of Regulation S-X, respectively and we confirm the Staff’s assumption that each co-issuer and each guarantor subsidiary are 100 percent

Securities and Exchange Commission

February 12, 2013

owned by the Partnership. We intend to revise this disclosure to include this clarification in our 2012 Annual Report on Form 10-K that we expect to file on or about February 22, 2013. However, we believe that distinguishing between these two terms in our historical filings is not material to an investor’s understanding of our 2011 annual and 2012 quarterly financial statements. As a result, we would propose not to amend our previous filings to note that each co-issuer and each guarantor subsidiary are 100 percent owned by the Partnership.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Liquidity and Capital Resources, page 29

Capital Requirements, page 32

4.	We note your response to comment 7 from our letter dated December 28, 2012. Based on your response, it appears that your contributions to and distributions from your Investment in Unconsolidated Affiliates may be presented as a net amount on your Statement of Cash Flows. If so, please explain to us why you presented these items on a net basis instead of on a gross basis within your Statement of Cash Flows.

Response:

While currently operational, the ten gas gathering systems that collectively comprise our Investment in Unconsolidated Affiliates are still in the construction phase and require significant capital expenditures as construction continues. As such, we do not currently receive distributions from this investment, nor have we historically received distributions from this investment. All cash generated from the operation of the gathering systems is used to finance additional construction costs. We and our partners also make additional monthly contributions to fund additional construction costs. The “net” amount we described in our original response referred to the portion of the capital expenditures we fund through additional contributions, as distinguished from our portion of the total capital expenditures funded through both operations and contributions.

5.	You indicate that the capital expenditures quantified in your disclosure include both your capital expenditures and those of your equity method investee. As such, the subtotal that you are currently disclosing appears to be a non-GAAP number. If you continue to disclose the capital expenditures of your equity method investee, please separately quantify the investee’s capital expenditures from your own capital expenditures, and clarify for your investors how your investee’s capital expenditures affect your liquidity and capital resources.

Securities and Exchange Commission

February 12, 2013

Response:

We note the Staff’s comment and will undertake to provide the requested disclosure whenever we reference the total of our capital expenditures and those of our equity investee in future filings.

Form 8-K filed December 12, 2012

Exhibit 99.3

Notes to Unaudited Pro forma Combined Condensed Financial Statements, page 7

2. Pro Forma Adjustments, page 7

General

6.	We note that you filed these pro forma financial statements prior to closing the acquisition of CMO and prior to closing the sales of debt and equity that funded this acquisition. Please tell us whether any of these disclosures need to be updated to reflect the capital raising and acquisition transactions that actually occurred. If so, please amend your Form 8-K to provide updated pro forma financial statements.

Response:

We note the Staff’s comment and advise that, because of the materiality of the CMO acquisition to the Partnership, we were required to file pro forma financial statements prior to commencing our debt and equity public capital markets offerings. For this reason, we were required to make certain assumptions about the anticipated funding of the acquisition.

We respectfully note that Regulation S-X Rule 11-02(b)(6) requires the issuer to make pro forma adjustments to its income statement that are (1) directly attributable to the transaction, (2) expected to have a continuing impact on the issuer and (3) factually supportable, and to make adjustments to its balance sheet that meet criteria (1) and (3) above. When, as in this instance, the pro forma financial statements are required because the acquisition meets the 50 percent significance level and is probable, the registrant necessarily must make certain assumptions about the pro forma adjustments to be made.

With respect to reporting the pro forma financial statements required by Article 11 of Regulation S-X following the completion of the acquisition, we note that General Instruction B.3 of Form 8-K provides that “if the registrant previously has reported substantially the same information as required by this form, the registrant need not make an additional report of the information on this form.” As demonstrated below, while the assumptions relating to the financing of the acquisition did not reflect the actual financing that later occurred, we believe the pro forma presentation in the Form 8-K is “substantially the same” as the presentation that would be made to reflect the actual financing of the acquisition. Accordingly, we respectfully submit that no amendment to reflect that actual financing and acquisition transactions is required.

Securities and Exchange Commission

February 12, 2013

As Shown In Pro Forma Financial Statements		Actual Funding
Senior notes at 5.000%	$1,000,000	Senior notes at 4.875%	$1,000,000
Common units	1,160,000	Common units	495,200
		Class B units	350,000
		Class C units	350,000

Total	$2,160,000	Total	$2,195,200

In particular, we would note that the pro forma financial statements assumed that we would issue $1 billion principal amount of senior notes at a 5.000% interest rate, while we actually issued $1 billion principal amount of senior notes at a 4.875% interest rate ($1.4 billion when including additional amounts raised to pay in full the balance on our revolving credit facility), resulting in a difference in pro forma interest paid during 2012 of $0.9 million. We would also note that we assumed the equity component of the financing would take the form of $1.6 billion of common units, while we actually issued $1.6 billion of equity through a combination of common units, Class B units and Class C units. The Class B units are similar to the common units except that the Class B units receive quarterly distributions in kind rather than in cash, resulting in less cash dilution to the common unitholders, until they convert into common units on a one-for-one basis in 2015. The Class C units are subordinated to the common units in right of distribution until they convert into common units on a one-for-one basis in 2014. Because (1) our pro forma financial presentation correctly assumed the amount of debt we would issue in conjunction with the acquisition and very nearly estimated the actual interest rate on that debt and (2) the other classes of equity we issued are similar to, but less cash-dilutive than, the common units we assumed we would issue, we respectfully submit that investors would not benefit materially from our updating the Form 8-K pro forma presentation to reflect the actual capital-raising transactions that occurred in connection with the acquisition.

(b), page 7

7.	We note that you have recorded adjustments to the acquired balance sheet for certain CMO assets that were not included in the acquisition. Please explain to us in greater detail which of CMO’s assets were not included in the acquisition, and tell us where you disclosed this to your investors. If you have not disclosed this matter in more detail to your investors, please explain why not. Since you indicate that you acquired 100% of the issued and outstanding equity of CMO, we believe explaining why that did not result in your acquisition of all of CMO’s assets is important information for your investors.

Response:

We acquired approximately 81 percent of CMO’s historical assets and showed adjustments to the historical balance sheet and income statements in our pro forma financial statements to reflect the assets that were not acquired. Those assets were transferred out of CMO by Chesapeake prior to our acquisition of CMO. The assets that were not acquired by the Partnership were primarily a group of similar assets located in the Mid-Continent region of the United States that we may instead acquire in 2013.

Securities and Exchange Commission

February 12, 2013

In Item 2 of our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, we disclosed that we had signed a letter agreement with Chesapeake to acquire Mid-Continent gathering and processing assets. We further disclosed in a press release dated Dec. 12, 2012 (filed on such date with the SEC as Exhibit 99.8 to the same Current Report on Form 8-K that contained the above-mentioned pro forma financial statements), that the Mid-Continent assets had been excluded from the CMO transaction and that we had extended our exclusivity period to negotiate the purchase of those assets through March 1, 2013. We respectfully submit that the disclosures in our Forms 10-Q and 8-K were sufficient to make clear to our investors which of CMO’s assets were not included in the acquisition.

(d), page 7

8.	We note that you have recorded adjustments to the acquired balance sheet to reflect the preliminary valuation of gathering systems, customer relationship with CHK intangible asset and net working capital. Please show us your preliminary purchase price allocation for this transaction.

Response:

We note the Staff’s comment and respectfully request that Staff note the preliminary purchase price allocation used in the pro formas below:

The table below reflects the preliminary purchase price allocation to the assets acquired and the liabilities assumed in the CMO Acquisition (in thousands):

Property, plant and equipment	$1,684,691
Intangible assets	423,843
Other	53,241

Total purchase price	$2,161,775

This allocation has been adjusted from the allocation used in the pro forma financial statements. We propose including the updated purchase price allocation in our Annual Report on Form 10-K that we expect to file on or about February 22, 2013.

(f), page 7

9.	It appears that you partially funded this acquisition by selling $460 million of common units, $350 million of convertible Class B Units, and $350 million of subordinated Class C Units. Please tell us why you describe these equity instruments simply as “common units” within this footnote. Also tell us how you considered classifying the convertible Class B Units and subordinated Class C Units outside of common units on the face of your balance sheet.

Securities and Exchange Commission

February 12, 2013

Response:

At the time we announced the acquisition and filed the pro forma financial statements, we had agreed to sell $350 million of Class B units and $350 million of Class C units to the owners of our general partner; however, those transactions had not been funded or closed. In addition, the owners of our general partner had committed to acquiring an additional $460 million of common units if we elected not to undertake a public offering of common units. The public offering of common units ultimately occurred and generated $495 million of net proceeds to us.

We decided, for purposes of preparing the pro forma financial statements, to assume that only common units would be issued to fund this portion of the transaction, because, as described in the response to comment 6 above, the other classes of equity are substantially similar to the common units except, primarily, with respect to the form of the quarterly distribution (in the case of the Class B units) or the priority of the quarterly distribution (in the case of the Class C units).

As discussed above in our response to Comment 6, we believe the pro forma presentation in the Form 8-K is substantially the same as the presentation that would be made to reflect the actual financing and acquisition transactions that occurred. Accordingly, we respectfully submit that, consistent with General Instruction B.3 of Form 8-K, no amendment of the Form 8-K is required.

(k), page 7

10.	We note that you eliminate certain interest expense to reflect debt that was not acquired in the acquisition of CMO. Please tell us what debt was not acquired in the acquisition and tell us why this debt does not appear in the “CMO” column of the pro forma balance sheet.

Response:

Prior to our acquisition of CMO, the operations of CMO were funded via a revolving credit facility. At September 30, 2012, the balance of that credit facility was paid in full and the credit facility was closed. As such, no long-term debt was included in the historical balance sheet of CMO as of September 30, 2012, and, in our pro forma adjustments, we eliminated the interest expense impacts of CMO’s previously outstanding debt. We then added, through our pro forma adjustments, the expected debt and interest rate impacts of our assumed funding of the acquisition.

Securities and Exchange Commission

February 12, 2013

Should any member of the Staff have questions regarding our responses to the comments set forth above, or need additional information, please do not hesitate to call our Controller, Brad Mueller, at (405) 935-1906 or me at (405) 935-6224, or you may call our outside counsel, Ryan Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

David C. Shiels
Chief Financial Officer of Access Midstream
Partners GP, L.L.C., the general partner of Access Midstream Partners, L.P.

cc:	Lisa Sellars, Staff Accountant

Ryan J. Maierson, Latham & Watkins LLP